Exhibit 3.1

LONGEVITY ACQUISITION CORPORATION

(the “Company”)

Amendment to the Amended and Restated Memorandum and Articles of Association

Extension Proposal

The Amended and Restated Memorandum and Articles of Association of Longevity Acquisition Corporation shall be amended by deleting Regulation 23.2 in its entirety and replacing it with the following:

“23.2	The Company has until May 29, 2021, or such earlier date as may be determined by the Board, to consummate a Business Combination. In the event that the Company does not consummate a Business Combination by such date, such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the Directors of the Company shall take all such action necessary (i) as promptly as reasonably possible but no more than five (5) Business Days thereafter to redeem the Public Shares or distribute the Trust Account to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any subsequent winding up of the Company's affairs. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.”